Exhibit 99.1

Media Release

Basel, 24 August 2014

Roche and InterMune reach definitive merger agreement

●	Roche to acquire InterMune for US$ 74.00 per share

●	InterMune’s lead product pirfenidone for idiopathic pulmonary fibrosis to expand Roche’s respiratory product portfolio

Roche (SIX: RO, ROG; OTCQX: RHHBY) and InterMune, Inc. (NASDAQ: ITMN) today announced they have entered into a definitive merger agreement for Roche to fully acquire InterMune at a price of US$ 74.00 per share in an all-cash transaction. This corresponds to a total transaction value of US$ 8.3 billion on a fully diluted basis. This offer represents a premium of 38% to InterMune’s closing price on 22 August 2014 and a premium of 63% to InterMune’s unaffected closing price on 12 August 2014. The merger agreement has been approved by the boards of InterMune and Roche.

Under the terms of the merger agreement, Roche will commence a tender offer no later than 29 August 2014, to acquire all outstanding shares of InterMune common stock, and InterMune will file a recommendation statement containing the unanimous recommendation of the InterMune board that InterMune’s shareholders tender their shares to Roche. The transaction is expected to be neutral to core earnings per share in 2015 and accretive from 2016 onwards.

The acquisition of InterMune, a Brisbane, California based biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and fibrotic diseases, will allow Roche to broaden and strengthen its respiratory portfolio globally. InterMune’s lead medicine pirfenidone is approved for idiopathic pulmonary fibrosis (IPF) in the EU and Canada and under regulatory review in the United States. IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis, or scarring, in the lungs. Roche markets Pulmozyme and Xolair in the US and has other novel therapeutic medicines targeting respiratory diseases in clinical development.

Commenting on the transaction, Severin Schwan, CEO of Roche, said, “We are very pleased that we reached this agreement with InterMune. Our offer provides significant value to InterMune’s shareholders and this

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acquisition will complement Roche’s strengths in pulmonary therapy. We look forward to welcoming InterMune employees into the Roche Group and to making a difference for patients with idiopathic pulmonary fibrosis, a devastating disease.”

Roche plans a smooth transition of InterMune employees and operations into the Roche organisation, ensuring readiness for an expected launch of pirfenidone in the US in 2014. Commenting on the transaction, InterMune’s Chairman, CEO and President, Dan Welch, said, “This merger recognizes the significant value created by our team’s commitment, hard work and execution for more than a decade to develop and commercialize treatment options for IPF patients and their families. Roche shares our passion and commitment to the IPF community and to ensuring that pirfenidone is available as quickly as possible to patients in the United States, pending FDA approval. Roche’s global resources and scale will not only facilitate and accelerate our ability to deliver pirfenidone to more patients around the world, but also to realize our joint vision to bring additional innovative therapies to patients with respiratory diseases.”

Pirfenidone has been marketed by InterMune in the EU and Canada as Esbriet® since regulatory approval in 2011 and 2012 respectively. After previous regulatory review in the USA in 2010, the Food and Drug Administration (FDA) recommended an additional Phase 3 clinical trial to support the efficacy of pirfenidone. The results of this study, the ASCEND trial, were part of the new drug application (NDA) resubmission that InterMune made in May 2014. On 17 July 2014 pirfenidone received breakthrough therapy designation from the FDA. This designation is reserved for drugs that are intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The target action date, also known as the PDUFA date, for the pirfenidone NDA is 23 November 2014.

In addition to pirfenidone, InterMune has research programmes exploring new targets and pathways that may ultimately lead to improved treatment options for people with IPF, and other fibrotic diseases.

Terms of the agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of InterMune’s common stock at a price of US$74.00 per share in cash. The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

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Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US$74.00 per share through a second step merger. The closing of the transaction is expected to take place in 2014.

Citi is acting as financial advisor to Roche and Davis Polk & Wardwell LLP is acting as legal counsel to Roche. Centerview Partners and Goldman Sachs are acting as financial advisors to InterMune and Cravath, Swaine & Moore LLP is acting as legal counsel to InterMune.

About Idiopathic Pulmonary Fibrosis (IPF)

Idiopathic pulmonary fibrosis (IPF) is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis (scarring) in the lungs, which hinders the ability of lungs to absorb oxygen. IPF inevitably causes shortness of breath, and a deterioration in lung function and exercise tolerance. IPF patients follow different and unpredictable clinical courses and it is not possible to predict if a patient will progress slowly or rapidly, or when the rate of decline may change. Periods of transient clinical stability in IPF, when they occur, inevitably give way to continued disease progression. The median survival time from diagnosis is two to three years which makes IPF more rapidly lethal than many malignancies, including breast, ovarian and colorectal cancers. IPF typically occurs in patients over the age of 45, and tends to affect slightly more men than women.

About Pirfenidone

Pirfenidone is an orally active, anti-fibrotic agent that inhibits the synthesis of TGF-beta, a chemical mediator that controls many cell functions including proliferation and differentiation, and plays a key role in fibrosis. Pirfenidone also inhibits the synthesis of TNF-alpha, a cytokine that is known to have an active role in inflammation.

On 28 February 2011, the European Commission granted marketing authorization for Esbriet® (pirfenidone) for the treatment of adults with mild to moderate IPF. The approval authorized marketing of Esbriet in all 28 EU member states. Esbriet has since been approved for marketing in Norway and Iceland. In 2011, InterMune launched commercial sales of pirfenidone in Germany under the trade name Esbriet, and Esbriet is now also commercially available in various European countries, including key markets such as France, Italy and the UK.

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On 1 October 2012, Health Canada approved Esbriet for the treatment of mild to moderate IPF in adult patients. Health Canada designated Esbriet for Priority Review and completed the accelerated review according to target guidelines of 180 days. InterMune launched Esbriet in Canada in January 2013. Pirfenidone has been marketed as Pirespa® since 2008 in Japan and since 2012 in South Korea by Shionogi & Co. Ltd. Under different trade names, pirfenidone is also approved for the treatment of IPF in China, India, Argentina and Mexico.

Pirfenidone is currently under regulatory review in the United States with the FDA.

About InterMune

InterMune is a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. In pulmonology, the company is focused on therapies for the treatment of idiopathic pulmonary fibrosis (IPF), a progressive, irreversible, unpredictable and ultimately fatal lung disease. InterMune's research programs are focused on the discovery of targeted, small-molecule therapeutics and biomarkers to treat and monitor serious pulmonary and fibrotic diseases. For additional information about InterMune and its R&D pipeline, please visit http://www.intermune.com/.

About Roche

Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. Roche’s personalised healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, Roche has been making important contributions to global health for more than a century. Twenty-four medicines developed by Roche are included in the World Health Organisation Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy.

In 2013 the Roche Group employed over 85,000 people worldwide, invested 8.7 billion Swiss francs in R&D and posted sales of 46.8 billion Swiss francs. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

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Roche Group Media Relations

Phone: +41 -61 688 8888 / e-mail: roche.mediarelations@roche.com

-	Nicolas Dunant (Head)

-	Ulrike Engels-Lange

-	Štěpán Kráčala

-	Claudia Schmitt

-	Nina Schwab-Hautzinger

Further information:

Investor conference call

A conference call for investors and analysts will take place tomorrow (Monday, 25 August) at 3:00 pm CEST/2:00pm BST/10:00am EDT/6:00am PDT and will start with a presentation by senior management followed by a Q&A session (live access to the speakers).

Link to the presentation: http://www.roche.com/irp140824.pdf

Please dial in to the conference 10-15 min prior to the scheduled start, using the following numbers:

+41 (0) 58 310 5000 (Europe and ROW)
+44 (0) 203 059 5862 (UK)
+1 (1) 631 570 5613 (USA)

Alternatively a live audio webcast can be accessed via http://ir.roche.com.

To expedite the registration process, you may pre-register for the event by clicking here.

A replay of the conference call will be available following the call for 48 hours.

Access is by dialing:

+41 (0) 91 612 4330 (Europe)
+44 (0) 207 108 6233 (UK)
+1 (1) 631 982 4566 (USA)

where you will be asked to enter the ID 18478 followed by the # sign.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION, THE TENDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF INTERMUNE, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN INTERMUNE’S PUBLIC FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTIONS OF INTERMUNE’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY KLEE ACQUISITION CORPORATION AND THE SOLICITATION/RECOMMENDATION TO BE FILED BY INTERMUNE. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ROCHE AND INTERMUNE DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF INTERMUNE HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL INTERMUNE COMMON STOCK. THE SOLICITATION AND OFFER TO BUY INTERMUNE COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE AND KLEE ACQUISITION CORPORATION, A WHOLLY OWNED SUBSIDIARY OF ROCHE, WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, INTERMUNE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY ROCHE AND INTERMUNE WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND INTERMUNE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY INTERMUNE AT WWW.INTERMUNE.COM.

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